Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04035882

Brambles

20 July 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

dlw 8/3

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

8,187,511

8) Percentage of issued class

Negligible

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

19th July 2004

12) Total holding following this notification

20,580,822

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

2.84%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 20th July 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	18,700
State Street Nominees Ltd.	FMTC	218,600
Lloyds Bank Nominees Limited	FMTC	3,200
BT Globenet Nominees Limited	FMTC	870,000
State Street Bank & Trust	FMTC	287,400
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
Bank of New York	FMTC	286,100
Northern Trust	FMTC	274,900
Chase Manhattan Bank London	FISL	3,318,124
Chase Nominees Ltd	FPM	449,100
Bank of New York London	FPM	468,585
Deutsche Bank	FPM	30,498
Citibank	FPM	415,540
HSBC	FPM	814,547
BBH	FPM	2,519
HSBC Client Holdings Nominee (UK) Limited	FIL	135,800
Chase Manhattan Bank London	FIL	933,568
Northern Trust	FIL	2,343,750
State Street Bank & Trust	FIL	648,147
Bank of New York London	FIL	2,082,240
Chase Nominees Ltd	FIL	179,800
Nortrust Nominees Ltd	FIL	1,080,687
Deutsche Bank	FIL	1,060,555
Citibank	FIL	89,509
Clydesdale Bank (Head Office)Nominees Limited	FIL	451,190
Mellon Nominees Ltd	FIL	76,000
Bank of New York, Brussels	FIL	554,102
Northern Trust London	FIL	213,000
National Australia Bank	FIL	16,400
JP Morgan	FIL	2,036,534
State Street Nominees Ltd	FIL	416,884
Morgan Stanley	FIL	497,035
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	22,400
Mellon Bank	FIL	103,908

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FMTC = Fidelity Management Trust Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent Company